================================================================================

                       Securities and Exchange Commission
                              Washington D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
    ACT OF 1934

For the fiscal year ended: December 31, 1999

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
    ACT OF 1934

For the transition period from___________ to __________

Commission file number: 0-4466

                           Artesyn Technologies, Inc.
                 Employees' Tax-Favored Thrift and Savings Plan
                              (Full title of Plan)

                           Artesyn Technologies, Inc.
            (Name of issuer of securities held pursuant to the Plan)



                           7900 Glades Road, Suite 500
                            Boca Raton, Florida 33434
                     (Address of principal executive office)


================================================================================

                                    CONTENTS

                                                                            PAGE
                                                                            ----

o    Report of Independent Certified Public Accountants                       1

o    Statements of Net Assets Available for Benefits
     as of December 31, 1999 and 1998                                         2

o    Statement of Changes in Net Assets Available for
     Benefits for the Year Ended December 31, 1999                            3

o    Notes to Financial Statements                                            4

o    Schedules:
     ---------

     Schedule I -  Schedule H, Part IV, Line 4i - Schedule of Assets
                   Held for Investment Purposes as of December 31, 1999      11

o    Signatures                                                              12

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Plan Administrator of the Artesyn Technologies, Inc.
  Employees' Tax-Favored Thrift and Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Artesyn Technologies, Inc. Employees' Tax-Favored Thrift and Savings Plan (the "Plan", formerly known as the Computer Products, Inc. Employees' Tax-Favored Thrift and Savings Plan) as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in its net assets available for benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of Assets Held for Investment Purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Arthur Andersen LLP


Fort Lauderdale, Florida,
  June 26, 2000.

                           Artesyn Technologies, Inc.
                 Employees' Tax-Favored Thrift and Savings Plan
                 Statements of Net Assets Available for Benefits
                        as of December 31, 1999 and 1998
                        --------------------------------

                                            1999               1998
                                         -----------        -----------

 ASSETS:
    Investments, at fair value           $59,682,902        $20,423,769
    Receivables:
        Employer contributions             1,288,968            579,665
        Participant contributions             80,380            115,715
                                         -----------        -----------
    Total receivables                      1,369,348            695,380
                                         -----------        -----------

        Total assets                      61,052,250         21,119,149

 LIABILITIES:
    Refunds payable for excess
        contributions                         46,568                 --
                                         -----------        -----------

    Net assets available for plan
         benefits                        $61,005,682        $21,119,149
                                         ===========        ===========


                 See accompanying notes to financial statements.

                           Artesyn Technologies, Inc.
                 Employees' Tax-Favored Thrift and Savings Plan
            Statement of Changes in Net Assets Available for Benefits
                      for the Year Ended December 31, 1999
                      ------------------------------------


ADDITIONS:
     Net appreciation in fair value of investments        $13,502,123
     Contributions:
         Employer                                           1,288,968
         Participant                                        4,726,389
                                                          -----------
           Total contributions                              6,015,357

     Transfers in                                          25,263,272
     Other                                                      8,297
                                                          -----------
         Total additions                                   44,789,049

DEDUCTIONS:
     Benefits paid to participants                          4,881,672
     Fees and other charges                                    20,844
                                                          -----------
         Total deductions                                   4,902,516
                                                          -----------

NET INCREASE                                               39,886,533

NET ASSETS AVAILABLE FOR BENEFITS
     Beginning of year                                     21,119,149
                                                          -----------
     End of year                                          $61,005,682
                                                          ===========


                 See accompanying notes to financial statements.

                           Artesyn Technologies, Inc.
                  Employees Tax Favored Thrift and Savings Plan
                          Notes to Financial Statements
--------------------------------------------------------------------------------

1.       PLAN DESCRIPTION

         The following description of the Artesyn Technologies, Inc. Employees' Tax-Favored Thrift and Savings Plan (the "Plan", formerly known as the Computer Products, Inc. Employees' Tax-Favored Thrift and Savings Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

         General

         The Plan was established in January 1979. During 1993, the Plan adopted a prototype plan established by Connecticut General Life Insurance Company ("Cigna"). The Plan, as amended, is a defined contribution plan, which provides that all employees who have attained the age of 18 by the Plan entrance date and who have three months of service with Artesyn Technologies, Inc. (the "Company") become eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

         In December 1997, the Company merged with Zytec Corporation ("Zytec"). As result of the merger, the assets of the Zytec Savings and Retirement Plan (the "Zytec Plan"), which totaled approximately $25.3 million, were transferred to the Plan as of January 1, 1999. At that time, all previous members of the Zytec Plan became members of the Plan, and the Zytec Plan was terminated.

         The inclusion of the members of the Zytec Plan as participants required the Plan to be re-written as a custom document to take into account differences in the provisions of the individual plans. The two plans operated separately during 1998, and the required changes became effective as of January 1, 1999. Included in these changes was the provision that all members of the Zytec Plan would be fully vested as of December 31, 1998. Also included was a change in the name of the Plan from the Computer Products, Inc. Employees' Tax-Favored Thrift and Savings Plan to its current designation.

         Plan Administration

         As of January 1, 1999, the Company entered into an agreement whereby Putnam Fiduciary Trust Company (the "Trustee") was appointed trustee of the Plan. Under the terms of the agreement, the Trustee holds and invests the funds of the Plan subject to the direction of the Plan Administrator. Management of the Company serves as the Plan Administrator.

         Contributions and Vesting

         Each year, participants may elect to contribute up to 20% of their pretax annual compensation, as defined in the Plan agreement, through payroll deductions subject to certain limitations. Participants are immediately vested in their contributions plus earnings thereon. In 1999, qualified employees could contribute up to $10,000, as limited by the Internal Revenue Code ("IRC"). Matching contributions may be made to the Plan by the Company at the discretion of its Board of Directors up to 50% of the first 6% of compensation (as defined in the Plan) that a participant contributes to the Plan. In 1999, employee contributions were matched at 50% of the first 6% of compensation.

         Under the Plan, the Plan Administrator has the right to direct the investment of the matching contribution. The Plan Administrator provides that currently 100% of such contribution is to be

                           Artesyn Technologies, Inc.
                  Employees Tax Favored Thrift and Savings Plan
                          Notes to Financial Statements
--------------------------------------------------------------------------------

         invested in the Company's Artesyn Stock Fund. Vesting in the Company's matching contributions plus earnings thereon occurs at a rate of 20% for each year in which an employee completes 1,000 hours of service, except that such amounts become fully vested upon a participant's retirement, death or termination of employment because of inability to work due to total or permanent disability. All participants in the Zytec Plan were 100% vested prior to the merger of the two plans. The forfeited, non-vested interest in participants' accounts may be used to reduce the Company's matching contribution or reduce the reasonable expenses of the administration of the Plan. In 1999, $172,685 was forfeited and used to reduce the Company's matching contributions.

         Investment Options

         Participants may elect to invest in any of the available fund options. Participants are allowed to change the investment election for future salary deferral contributions or to transfer their existing accounts among the available investments at any time. The following is a description of investment options currently offered by the Plan to participants:

         o The Artesyn Stock Fund, which is invested in the Company's common stock.

         o The George Putnam Fund of Boston seeks both income and growth of capital by investing in equity and investment grade fixed income securities with income, growth and capital appreciation potential.

         o The Putnam Fund for Growth and Income seeks equity securities that have both capital growth potential and current income in the form of regular dividends.

         o The Putnam Investors Fund seeks long-term capital appreciation by investing in equity securities of larger, well-established companies. These firms are selected from a range of industries to ensure a significant level of diversification.

         o The Putnam Income Fund seeks fixed income securities of corporations and governments worldwide, that are either investment-grade or below investment-grade, with intermediate or long-term maturities.

         o The Putnam OTC and Emerging Growth Fund seeks capital appreciation by investing primarily in common stocks traded in the Over-the-Counter market and common stock of small to medium sized companies listed on designated securities exchanges that have potential for capital appreciation greater than market averages.

         o The Putnam New Opportunities Fund seeks long-term capital appreciation by investing in equity securities of companies in the fastest growing industry sectors.

         o The Putnam International Growth Fund seeks to invest mainly in common stocks of mid-size and large companies outside the United States. The fund seeks capital appreciation in the stocks of companies who are undervalued and companies whose earnings will grow faster than the economy as a whole.

         o The Putnam S&P 500 Index Fund seeks securities that constitute the Standard & Poor's Composite Stock Price Index, a common measure of U.S. market performance, in order to closely approximate its performance.

         o Putnam Stable Value Fund is a collective investment trust that seeks high quality guaranteed investment contracts issued by insurance companies, banks, and other financial institutions. The fund may also invest up to 50% of its balance in fixed income securities owned by the fund or "wrapped" by a financial institution.

         Participant Accounts

         Individual accounts are maintained for each of the Plan's participants to reflect each participant's share of the Plan's income, the Company's contributions and the participant's contributions.

                           Artesyn Technologies, Inc.
                  Employees Tax Favored Thrift and Savings Plan
                          Notes to Financial Statements
--------------------------------------------------------------------------------

         Allocations of the Plan's income, forfeitures of terminated participants' nonvested accounts and administrative expenses are based on participant account balances, as defined.

         Loans to Participants

         Participants may borrow the lesser of $50,000 or 50% of their vested account balance with a minimum loan amount of $1,000. Loans are repayable primarily through payroll deductions over periods ranging up to 60 months unless the loan is for the purchase of a primary residence, in which case a reasonable period is determined at the time of the loan. The interest rate is determined by the Plan Administrator based on prevailing market conditions and is fixed over the life of the loan. Interest rates on outstanding loans range from 8.75% to 9.50%.

         Benefits

         Upon termination of services due to death, disability or retirement, a participant may elect to receive either a lump-sum distribution equal to his or her vested account balance or a life annuity. In addition, hardship distributions are permitted if certain criteria are met.

         Plan Termination

         Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their accounts and the Plan will continue until all accounts have been distributed.

2.       SIGNIFICANT ACCOUNTING POLICIES

         Basis of Accounting

         The accompanying financial statements are prepared on the accrual basis of accounting.

         Use of Estimates

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

         Valuation of Investments and Income Recognition

         In 1999, the Plan adopted Statement of Position No. 94-4 "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans" ("SOP 94-4") which specifies the accounting for investment contracts issued by either an insurance enterprise or other entity.

         The Putnam Stable Value Fund (the "Stable Value Fund") is a collective investment trust offered as an investment by the Plan. The Stable Value Fund invests mainly in Guaranteed Investment Contracts and security backed investments "wrapped" by insurance companies, banks, and other financial institutions. The Stable Value Fund maintains the contributions from the participants in a pooled account. The account is credited with earnings on the underlying investments and charged for Plan withdrawals and administrative expenses. There are no reserves against contract value for credit risk of the issuers of the contracts or otherwise.

         The Stable Value Fund is fully benefit-responsive and in accordance with SOP 94-4 is recorded at contract value, which approximates fair value. Contract value represents contributions made under the contract, plus accrued interest. The 1999 crediting interest rate and average effective yield on this account, which equals the average crediting interest rate, were as follows:

         Crediting Interest Rate - January 1, 1999 & December 31, 1999     5.56%
         Average Yield                                                     5.77%

         Investments in the Artesyn Stock Fund are stated at fair value based on the last reported sales price on the last business day of the year. Shares of listed mutual funds are valued at their

                           Artesyn Technologies, Inc.
                  Employees Tax Favored Thrift and Savings Plan
                          Notes to Financial Statements
--------------------------------------------------------------------------------

         quoted market prices which represent the net asset value of shares held by the Plan at year-end. Investments in participant loans are valued at cost which approximates fair value.

         Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

         Payment of benefits

         Benefits are recorded when paid.

         Administrative Expenses

         Except for certain investment fees and charges, expenses of the Plan for legal, accounting and other administrative services are paid by the Company. For 1999, $31,260 was paid by the Company on behalf of the Plan.

         Reclassifications

         Certain prior year amounts have been reclassified to conform to the current year's presentation.

3.       INVESTMENTS

         The following table presents the individual investment securities that exceeded 5% of the Plan's net assets available for benefits at December 31, 1999 and 1998:

                                                                          1999              1998
                                                                       -----------        ----------
            Participant Directed Investments:
              Putnam Fund for Growth and Income, 333,814 shares        $ 6,259,011        $       --
              Putnam Investors Fund, 481,216 shares                      9,215,288                --
              Putnam OTC and Emerging Growth Fund, 194,348 shares        7,192,822                --
              Putnam New Opportunities Fund, 63,272 shares               5,755,215                --
              Putnam International Growth Fund, 183,452 shares           5,444,852                --
              Putnam S&P 500 Index Fund, 109,136 shares                  3,813,232                --
              Putnam Stable Value Fund, 13,411,526 shares               13,411,525                --
              Cigna Guaranteed Long-Term Account, 126,665 shares                --         4,472,015
              Fidelity Advisor Balanced Account, 52,698 shares                  --         1,668,337
              Fidelity Advisor Equity Portfolio Growth Account,
                94,105 shares                                                   --         7,789,968
              Fidelity Equity Income II, 29,959 shares                          --         1,278,677
              Janus Worldwide Account, 23,976 shares                            --         1,287,335
            Nonparticipant Directed Investments:
              Artesyn Company Stock Fund, 218,001 shares in 1999
                and 225,620 shares in 1998                               4,578,021         2,567,901

                           Artesyn Technologies, Inc.
                  Employees Tax Favored Thrift and Savings Plan
                          Notes to Financial Statements
--------------------------------------------------------------------------------

         During 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $13,502,123 as follows:

                  Mutual funds            $10,098,173
                  Artesyn Stock Fund        2,052,354
                  Collective trusts         1,351,596
                                          -----------
                                          $13,502,123
                                          ===========

4.       NONPARTICIPANT DIRECTED INVESTMENTS

         Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                  December 31,
                                         ------------------------------
                                           1999                 1998
                                         ----------          ----------
         Net Assets:
           Artesyn Stock Fund            $5,889,467          $3,158,673
                                         ==========          ==========

                                                             Year Ended
                                                          December 31, 1999
                                                          -----------------
         Changes in Net Assets:
           Contributions                                     $1,460,586
           Net appreciation in fair value of investments      2,052,354
         Benefits paid to participants                         (433,116)
         Transfers to participant-directed programs            (303,427)
         Other                                                  (45,603)
                                                             ----------
                                                             $2,730,794
                                                             ==========

5.       TAX STATUS

         The Plan obtained its latest determination letter in 1995, in which the Internal Revenue Service (the "IRS") stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter, and the Company has requested a new determination letter on the restated Plan. The Company believes the Plan is designed and is being operated in compliance with the applicable requirements of the IRC, and that the Plan, therefore, continues to qualify under Section 401 (a) and the related trust continues to be tax-exempt as of December 31, 1999. Therefore, no provision for income taxes is included in the Plan's financial statements.

6.       RELATED PARTY TRANSACTIONS

         The Plan regularly invests in common trust funds and mutual funds managed by the Trustee. These transactions are not considered prohibited transactions by statutory exemptions under ERISA regulations.

Schedule I

                           Artesyn Technologies, Inc.
                 Employees' Tax-Favored Thrift and Savings Plan
 Schedule H, Part IV, line 4i - Schedule of Assets Held for Investment Purposes
                             As of December 31, 1999
                             -----------------------

                                             Description of Investment
                                               Including Maturity Date,
Identity of Issue, Borrower,                Rate of Interest, Collateral,
  Lessor or Similar Party                      Par or Maturity Value                     Cost             Fair Value
------------------------------              ------------------------------            -----------        -----------
Artesyn Technologies, Inc. (a)              Company common stock fund                 $ 3,221,752        $ 4,578,021
Putnam Investments (a)                      Mutual fund, variable rate and
                                              maturity                                  2,944,744          2,661,842
Putnam Investments (a)                      Mutual fund, variable rate and
                                              maturity                                  6,910,609          6,259,011
Putnam Investments (a)                      Mutual fund, variable rate and
                                              maturity                                  7,226,501          9,215,288
Putnam Investments (a)                      Mutual fund, variable rate and
                                              maturity                                    568,990            533,298
Putnam Investments (a)                      Mutual fund, variable rate and
                                              maturity                                  4,223,646          7,192,822
Putnam Investments (a)                      Mutual fund, variable rate and
                                              maturity                                  4,075,142          5,755,215
Putnam Investments (a)                      Mutual fund, variable rate and
                                              maturity                                  3,873,353          5,444,852
Putnam Investments (a)                      Mutual fund, variable rate and
                                              maturity                                  3,324,159          3,813,232
Putnam Investments (a)                      Common/collective trust,
                                              variable rate and maturity               13,411,525         13,411,525
Loan Fund                                   Loans from participants, 8.75%
                                              to 9.50% rates, variable maturity           817,796            817,796
                                                                                      -----------        -----------
     TOTAL                                                                            $50,598,217        $59,682,902
                                                                                      ===========        ===========

(a) Represents a party-in-interest investment.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrators have duly caused this annual report to be signed by the undersigned, thereunto duly authorized.

                                              Artesyn Technologies, Inc.
                                                Employees' Tax-Favored

                                                Thrift And Savings Plan
                                                -----------------------
                                                    (Name of Plan)



                                         By:    /s/Pauline G. Thomas
                                                --------------------
                                                Pauline G. Thomas
                                                Plan Administrator

Date:    June 27, 2000.

                                 Exhibit Index

Ex #     Exhibit Description
----     -------------------
 23      Consent of Independent Certified Public Accountants